EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements

Consolidated

(Thousands of Dollars)

	12 months ended March 31, 2006	Years Ended December 31
		2005	2004	2003	2002
Fixed charges, as defined:
Interest expense	$85,659	$84,952	$84,746	$85,013	$96,005
Amortization of debt expense and premium - net	7,626	7,762	8,301	7,972	8,861
Interest portion of rentals	2,078	2,394	2,443	4,452	6,140

Total fixed charges	$95,363	$95,108	$95,490	$97,437	$111,006

Earnings, as defined:
Income from continuing operations	$66,551	$45,168	$35,614	$50,643	$42,174
Add (deduct):
Income tax expense	37,548	25,861	21,592	35,340	34,849
Total fixed charges above	95,363	95,108	95,490	97,437	111,006

Total earnings	$199,462	$166,137	$152,696	$183,420	$188,029

Ratio of earnings to fixed charges	2.09	1.75	1.60	1.88	1.69
Fixed charges and preferred dividend requirements:
Fixed charges above	$95,363	$95,108	$95,490	$97,437	$111,006
Preferred dividend requirements (1)	—	—	—	1,910	4,387

Total	$95,363	$95,108	$95,490	$99,347	$115,393

Ratio of earnings to fixed charges and preferred dividend requirements	2.09	1.75	1.60	1.85	1.63

(1)	Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.